Exhibit 8.1

Significant Subsidiaries of Akanda Corp

The following corporations are wholly owned subsidiaries of Akanda Corp:

Subsidiary	Jurisdiction

Canmart Limited	England and Wales

Cannahealth Limited	Malta

Holigen Limited	Portugal

RPK Biopharma Unipessoal, LDA	Portugal

Bophelo Holdings Limited	England and Wales

Bophelo Bio Science and Wellness (Pty) Limited	Lesotho

1371011 BC Limited	Canada